FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer


02041253

Pursuant to Rule 13a-16 and 15d-16 of

the Securities Exchange Act of 1934


RECD S.E.C.
JUN 17 2002
1086

For the month of May 2002

SIX CONTINENTS PLC

(Registrant's name)

20 North Audley Street

London W1K 6WN, England

(Address of principal executive offices)


PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F..... √.......   Form 40-F...........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes........................   No............ √............

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

File No. 1-10409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)



Date 7 May 2002 By

(Signature)

Name: **M.J.N. BRIDGE**

Title: **DEPUTY SECRETARY**

SIX CONTINENTS PLC

TABLE OF CONTENTS

RNS Number:1184U
Six Continents PLC
5 April 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Six Continents PLC

2. Name of director

Sir Ian Maurice Gray Prosser

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Ian Maurice Gray Prosser

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase by PEP Manager on quarterly income reinvestment

7. Number of shares / amount of stock acquired

49

8. Percentage of issued class

Negligible

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 28 pence each

12. Price per share

750

13. Date of transaction

2nd April 2002

14. Date company informed

4th April 2002

15. Total holding following this notification

276,197

16. Total percentage holding of issued class following this notification

neglibible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Alison Williams, 020 7409 8206

25. Name and signature of authorised company official responsible for making this notification

M J N Bridge, Deputy Company Secretary

Date of Notification

5th April 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Friday, 5 April 2002 14:25:10
ENDS [nRNSE1184U]

14:04 18 Apr REG-Six Continents PLC <SXC.L> Holding(s) in Company

RNS Number:7506U
Six Continents PLC
18 April 2002

We were informed on 17th April 2002 that as a result of transfers on 12th April 2002, the notifiable interest of Legal & General in the ordinary shares of 28p each in Six Continents PLC is 3.02% of the Company's issued share capital.

The registered holders are as follows:-

	Number of shares in which interested:
HSBC Global Custody Nominee (UK) Ltd A/c 775180	9,000
HSBC Global Custody Nominee (UK) Ltd A/c 775229	261,031
HSBC Global Custody Nominee (UK) Ltd A/c 886603	1,800,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	3,959,636
HSBC Global Custody Nominee (UK) Ltd A/c 754612	401,963
HSBC Global Custody Nominee (UK) Ltd A/c 252605	299,194
HSBC Global Custody Nominee (UK) Ltd A/c 360509	645,418
HSBC Global Custody Nominee (UK) Ltd A/c 357206	18,561,279
HSBC Global Custody Nominee (UK) Ltd A/c 866197	62,900
HSBC Global Custody Nominee (UK) Ltd A/c 130007	102,492
HSBC Global Custody Nominees (UK) Ltd A/c 904332	73,900
	26,176,813

END
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Thursday, 18 April 2002 14:04:06
ENDS [nRNSR7506U]

RNS Number:3325V
Six Continents PLC
30 April 2002

SIX CONTINENTS PLC
20 North Audley Street
London W1K 6WN

M J N Bridge
Deputy Secretary
Direct tel 020 7409 8424
Fax 020 7409 8527
mike.bridge@sixcontinents.com

Switchboard 020 7409 1919
General fax 020 7409 8503
www.sixcontinents.com

30 April 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

Dear Sir

Interim Dividend

We are writing to advise you that the interim results, together with the declared interim dividend of Six Continents PLC, will be announced to the London Stock Exchange on Thursday 23 May 2002, following a meeting of the Board, which is due to be held after the close of business on Wednesday 22 May 2002.

The Board will approve the announcement of interim results for the 28 weeks to Saturday 13 April 2002, and will declare an interim dividend in respect of the financial year ending 30 September 2002.

Yours faithfully

M J N Bridge

Deputy Secretary

END
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Tuesday, 30 April 2002 15:56:29
ENDS [nRNSd3325V]